SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

April 19, 2016

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,659
	8	SHARED VOTING POWER 6,506,459
	9	SOLE DISPOSITIVE POWER 22,659
	10	SHARED DISPOSITIVE POWER 6,506,459
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,529,118*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.04%**
14		TYPE OF REPORTING PERSON (See Instructions) IN
 * Includes 2,045,504 shares of common stock, which may be acquired upon the exercise of warrants, which are exercisable within sixty days.  All share numbers in this amendment have been adjusted to reflect 10-for-1 reverse stock split that took effect on September 22, 2015.
** Calculated based on a total of 21,034,784 shares of common stock outstanding, which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the Agreement and Plan of Merger included in its Form 8-K filed with the Securities Exchange Commission (the “SEC”) on April 20, 2015 (the “8-K Merger”) and (ii) 2,045,504 shares of common stock issuable upon the exercise of warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,483,459*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,483,459*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,483,459*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.82%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 2,045,504 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days. All share numbers in this amendment have been adjusted to reflect 10-for-1 reverse stock split that took effect on September 22, 2015.
** Calculated based on a total of 37,978,560 shares of common stock outstanding, which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger and (ii) 2,045,504 shares of common stock issuable upon the exercise of warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,464,730*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,464,730*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,730*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.93%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 1,373,998 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days. The number of shares have been retroactively adjusted to reflect the reverse stock split of the Company's outstanding shares of common stock at a ratio of one-for-ten effective on September 22, 2015.
** Calculated based on a total of 20,363,278 shares of common stock outstanding, which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger and (ii) 1,373,998 shares of common stock issuable upon the exercise of warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,294,062*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,294,062*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,062*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.67%**
14		TYPE OF REPORTING PERSON (See Instructions) CO
 * Includes 420,635 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days. The number of shares have been retroactively adjusted to reflect the reverse stock split of the Company's outstanding shares of common stock at a ratio of one-for-ten effective on September 22, 2015.
** Calculated based on a total of 19,409,915 shares of common stock outstanding which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger and (ii) 420,635 shares of common stock issuable upon the exercise of warrants, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,275,012*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,275,012*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,012*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
 * Includes 420,635 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days. The number of shares have been retroactively adjusted to reflect the reverse stock split of the Company's outstanding shares of common stock at a ratio of one-for-ten effective on September 22, 2015.
** Calculated based on a total of 19,409,915 shares of common stock outstanding, which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger and (ii) 420,635 shares of common stock issuable upon the exercise of warrants, as described above.

CUSIP No. 411307101

1		Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 743,717*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 743,717*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,717*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.87%**
14		TYPE OF REPORTING PERSON (See Instructions) OO
  * Includes 250,871 shares of common stock which may be acquired upon the exercise of warrants, which are exercisable within sixty days. The number of shares have been retroactively adjusted to reflect the reverse stock split of the Company's outstanding shares of common stock at a ratio of one-for-ten effective on September 22, 2015.
** Calculated based on a total of 19,240,151 shares of common stock outstanding, which is comprised of (i) 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger and (ii) 250,871 shares of common stock issuable upon the exercise of warrants, as described above.

CUSIP No. 411307101

1		The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,950
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,950
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,950
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* Calculated based on a total of 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in its 8-K.

CUSIP No. 411307101

1		Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,050
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,050
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14		TYPE OF REPORTING PERSON (See Instructions) EP
* Calculated based on a total of 18,989,280 shares of common stock outstanding as of April 18, 2016, as reported by the Company in its 8-K.

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 8, 2013, as previously amended by Amendment No. 1, filed on December 15, 2014, Amendment No. 2, filed on March 12, 2015, and Amendment No. 3, filed on May 12, 2015 (as amended, the “Schedule 13D”).  This Amendment No. 4 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Entities”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On April 19, 2016, Hansen Medical, Inc. (“Hansen”), Auris Surgical Robotics, Inc. (“Parent”), and Pineco Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Hansen (the “Merger”), with Hansen surviving the Merger as a wholly owned subsidiary of Parent.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Hansen common stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent or any of its subsidiaries, shares held by Hansen as treasury stock, and shares held by stockholders who have perfected their statutory rights of appraisal), including the shares owned by the Reporting Persons, will be converted into the right to receive $4.00 in cash, without interest (the “Merger Consideration”).  In addition, as a result of the Merger, all warrants to purchase Hansen common stock held by the Reporting Persons will be canceled for no additional consideration.
Concurrently with the execution of the Merger Agreement, the Reporting Persons (other than the Investment Manager and Oracle Associates) and certain other Hansen shareholders entered into voting agreements in favor of Parent and Hansen, pursuant to which they agreed, among other things, to vote their shares of Hansen common stock in favor of the adoption of the Merger Agreement, against any alternative acquisition proposal, and against any reorganization, recapitalization, dissolution, liquidation or winding-up of Hansen or any other extraordinary transaction involving Hansen other than the Merger.  Pursuant to the agreements, the shareholders party thereto executed an Proxy in favor of Parent and Merger Sub to such effect.  In addition, pursuant to the voting agreements, the shareholders party thereto are prohibited from transferring their Hansen common stock to any person other than Parent or Merger Sub without the written consent of Parent. The voting agreements and proxy terminate upon the termination of the Merger Agreement in accordance with its terms, including if Hansen were to terminate the Merger Agreement in order to accept an unsolicited superior acquisition proposal.
Additionally, concurrently with entering into the Merger Agreement, the Reporting Persons (other than the Investment Manager and Oracle Associates) and certain other Hansen stockholders entered into a stock purchase agreement with Parent, whereby each such person agreed to acquire shares of convertible preferred stock of Parent and warrants to purchase such convertible preferred stock of Parent immediately following the Effective Time on the terms set forth therein, in exchange for an investment of approximately $49 million (representing the aggregate Merger Consideration payable to such stockholders in the Merger).

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by addition of the following:

As described in Item 4 above, the Reporting Persons (other than the Investment Manager and Oracle Associates) have entered into voting agreements and proxies with respect to their shares of Hansen common stock. Reference is made to the form of voting agreement (including the form of proxy attached as exhibit I thereto) filed hereto as Exhibit 1.

 Item 7.  Material to be Filed as Exhibits
Item 7 of Schedule 13D is hereby amended by addition of the following:
Exhibit 1	Form of Voting Agreement (including form of proxy, attached as exhibit I thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2016)

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 22, 2016	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 22, 2016	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 22, 2016	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 22, 2016	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: April 22, 2016	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: April 22, 2016	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: April 22, 2016	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: April 22, 2016	LARRY N. FEINBERG /s/ Larry N. Feinberg